 Exhibit 99.1

Scienjoy Announces Strategic Partnership with Jiada Hexin to Launch Aesthetic Medicine
Influencer Platform

BEIJING, April 19, 2021—Scienjoy Holding Corporation (“Scienjoy”, the “Company”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that it has entered into a strategic partnership with Jiada Hexin (Beijing) Science and Technology Ltd. (“Jiada Hexin”), an online-to-offline (O2O) aesthetic medicine platform. The two companies will launch a live streaming aesthetic medicine platform that uses Scienjoy’s proprietary technologies to bring together customers, live streaming broadcasters and aesthetic medicine institutions.

In China trusted live streaming influencers are helping consumers navigate the new and complex world of aesthetic medicine. At the same time, institutions are increasingly moving online to places like Jiada Hexin’s O2O platform to connect efficiently with consumers, while consumers seek out these platforms to keep up to date with new aesthetic treatments. Online and live stream influencers have become a key part of aesthetic medicine marketing, offering personal experience sharing that has demystified the process, increased transparency and ultimately helped consumers make more informed decisions. According to the 2021 “China Aesthetic Medicine Market Outlook Report” jointly released by Deloitte and Meituan, China’s aesthetic medicine market already reached RMB197.5 billion in 2020 and by 2023 is expected to exceed RMB300 billion. Backed by growing consumer acceptance and low market penetration, the sector presents outsized opportunities for growth.

Scienjoy and Jiada Hexin’s joint aesthetic medicine platform will combine Jiada Hexin’s existing network of over 200 certified institutions with Scienjoy’s pool of over 300,000 seasoned live streaming broadcasters. The majority of Scienjoy’s broadcasters fit the core aesthetic medicine demographic: women in their 20s and 30s with disposable income who are interested in maintaining a healthy and young appearance. This new platform will allow existing live streaming broadcasters to engage with viewers and attract new beauty broadcasters. In 2019, Scienjoy began incubating medical aesthetics-related initiatives to test popularity with broadcasters and existing users. The current iteration, the LikeMei Mini Program launched in November last year, has been integrated and tested on Scienjoy’s platforms and shown strong positive user feedback.

On the technical and feature side, the new aesthetic medicine platform will use Scienjoy’s proprietary artificial intelligence (AI) image analysis technology to help interested customers explore treatment options. AI has become a core component of Scienjoy’s business, with proprietary AI technology a key pillar of its live streaming platforms and an area of continued research and development. When users upload photos or videos to the platform, Scienjoy’s AI image analysis will accurately identify areas for attention, suggest different treatment options to the user and provide before and after image comparisons. The AI-generated “after” image will let early-stage potential customers explore and learn about their options before they are ready to contact a treatment provider. Combined with live streaming broadcaster personal experience sharing, and the ability of users to talk with aesthetic medicine professionals directly on the platform, AI technology helps to provide a well-rounded experience for users to explore and learn. These AI and broadcaster tools will help users to learn about the options and outcomes even before they connect with one of the over 200 aesthetic medicine institutions in Jiada Hexin’s network.

“We believe that with a combination of Scienjoy’s proprietary technologies, talented broadcasters and Jiada Hexin’s O2O aesthetic medicine experience, our strategic cooperation will create value for both sides,” commented Victor He, chairman and CEO of Scienjoy. “This partnership demonstrates how Scienjoy continues to look for new applications for our proprietary technology to generate growth and expand our industry reach.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With approximately 250 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About Jiada Hexin (Beijing) Science and Technology Ltd. (“Jiada Hexin”)

Jiada Hexin, headquartered in Beijing, is an O2O aesthetic platform that connects consumers with over 200 institutions across mainland China. The platform serves to let consumers explore and research aesthetic medicine products and institutions. Jiada Hexin is committed to creating an integrated aesthetics medicine service platform to meet the diverse and personalized needs of its customers and help respected institutions efficiently reach their target audience.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact
Greta Bradford
ICR Inc.
greta.bradford@icrinc.com
+86 178-8882-8731

Investor Relations Contacts
Ray Chen

VP, Investor relations

Scienjoy Inc.

+86-010-64428188
ray.chen@scienjoy.com

Jack Wang

ICR Inc.

+1 (212) 537-9254

scienjoy.ir@icrinc.com